SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date April 8, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated April 8, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: April 8, 2005

BIOTECH HOLDINGS RECEIVES OFFER FOR $500,000 USD ($610,000 Cdn) FUNDING

Vancouver, B.C., April 8, 2005 - Robert Rieveley, President of Biotech Holdings (the "Company", TSX-V: BIO.V; OTC BB: BIOHF) announced today that the Company has received and accepted, from Pierpoint Investissements SA ("Pierpoint") , an offer for purchase of $500,000 US ($610,000 Cdn) of shares of the Company.

Pursuant to the offer, Pierpoint is investing $250,000 ($305,500 Cdn) at .2475 US ($.30 Cdn) in the Company for a total of 1,010, 101 shares, each share having a four-month hold and a warrant attached to each share, exercisable at $.33 US ($.40 Cdn). Under the terms of the investment, Pierpoint may transfer any of the shares or warrants to third-party clients.

Pierpoint at the same time is purchasing from Robert Rieveley ("Rieveley") the President of Biotech Holdings, $250,000 US ($305,500 Cdn) of shares that are free-trading. Rieveley, in turn, will invest this $250,000 US ($305,500 Cdn) amount in the Company for 1,010, 101 private placement shares, each share having a warrant.

The Company will receive $450,000 US net in funding after commissions to brokers.

All of the purchases would be made at a $.2475 US, a 25% discount to the closing bid on April 6.

"This funding will allow the Company to go ahead aggressively with TV infomercial and other advertising in Mexico," Mr. Rieveley said.

If you would you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, go to: http://www.biotechltd.com/info.asp.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia.  Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V).  For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by e-mail at biotech@direct.ca.  For background information and current stock quotations, please visit Biotech^s website at http://www.biotechltd.com/.

The TSX Venture Exchange has not reviewed and does not accept